UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $.04 par value

(Title of Class of Securities)

29089V-20-3

(CUSIP Number of Class of Securities)

Bruce J Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street, Sun Valley, CA 91352

(818) 394-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, NY 11590

(516) 487-1446

Fax: (516) 487-1452

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 2, 2011 with the Securities and Exchange Commission by Emergent Group Inc., a Nevada corporation (the “Company”), which was amended on March 3, 2011 and on March 9, 2011 (as subsequently amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Universal Hospital Services, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Purchaser”), to purchase all of the outstanding shares of common stock, $.04 par value, of the Company (the “Shares”) for $8.46 per Share, net to the seller in cash (less any required withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

Item 4(b) of the Schedule 14D-9, “Background and Reasons for the Company Board’s Recommendation”, is hereby amended and supplemented by replacing the following paragraphs under the subheading “ Background of the Offer”:

The paragraph describing the events of November 3, 2009 on page 11 is replaced with the following:

On November 3, 2009, the Company Board held a meeting to discuss, among other things, the strategic direction of the Company, and concluded that while Financial Buyer A expressed a general interest in acquiring the Company, Financial Buyer A never proposed a specific purchase price. As a result, and being aware of Company’s strategic direction, the Company Board determined not to have any further discussions with Financial Buyer A at that time.

The paragraph describing the events of January 2010 on page 12 is replaced with the following:

In January 2010, Financial Buyer B, a financial company, expressed an interest in discussing a possible acquisition of the Company and management agreed to meet with Financial Buyer B on January 27, 2010. At that meeting, the parties discussed the Company’s business and prospects. The decision to meet with Financial Buyer B was not driven by any change in the Company’s strategic direction, but as a result of Financial Buyer B’s willingness to discuss a potential purchase price at an appropriate level.

The paragraph describing the events of October 12, 2010 on page 13 is replaced with the following:

On October 12, 2010 the Special Committee sent a letter to Financial Buyer B terminating discussions as Financial Buyer B, in the view of the Special Committee, was unwilling to pay a suitable price and Financial Buyer B and Company management had a difference of opinion as to the amount requested of Company management to invest in the proposed transaction. The Special Committee, having finished its assignment, then disbanded. The Company Board did not reconstitute the Special Committee thereafter since none of the then ensuing negotiations involved management retaining any Shares or presenting similar potential for conflict of interest.

The paragraph describing the events of December 7, 2010 on page 14 is replaced with the following:

On December 7, 2010, Mr. Haber again met with representatives of Strategic Company B to discuss potential marketing arrangements, but no further progress was made since Mr. Haber believed that Strategic Company B was not a good fit.

The paragraph describing the events of December 9, 2010 on page 14 is replaced with the following:

On December 9, 2010, Mr. Kuck contacted Mr. Haber and indicated that Parent was considering a proposal to acquire the Company at a price in the range of $8.00 to $9.00 per Share and would request an exclusivity period to move forward. Mr. Haber agreed to consider the details of such proposal, if presented to the Company, since he thought that the range was fair based upon his experience in the industry, his understanding of the Company, and his understanding of the then competitive and financial landscape.

The paragraph describing the events of January 4, 2011 on page 15 is replaced with the following:

On January 4, 2011, Mr. Haber interviewed representatives of G.C. Andersen Partners, LLC (“GCA”) at GCA’s New York City office, with respect to such firm possibly serving as independent financial advisor to the Company. GCA had not previously been engaged by either the Company or Parent and had no pre-existing relationship with any of the directors or executive officers of the Company, although GCA had been interviewed by the Special Committee during the summer of 2010 in connection with a then pending proposed transaction. On January 7, 2011, GCA provided Mr. Haber with GCA’s proposed engagement letter.

The paragraph describing the events of January 19, 2011 on page 16 is replaced with the following:

On January 19, 2011, Messrs. Kuck and Haber had a telephone conversation during which they discussed the demand by the Company Board to have a “go-shop” period, as well as the threshold number of Shares that would permit Parent to exercise a top-up option. Mr. Kuck advised Mr. Haber that Parent was willing to increase the minimum condition to a level higher than a simple majority of Shares, but that it was not willing to accept a higher threshold relating to the top-up option. Also on January 19, 2011, Mr. Haber had telephone conversations with the other members of the Company Board regarding the progress of the negotiations, and also advised that he had interviewed both GCA and another investment bank, as potential financial advisors, and intended to recommend the hiring of GCA to help the Company analyze its options and assist the Company in any related negotiations. The Company Board agreed that GCA should be retained.

The paragraph describing the events of January 25, 2011 on page 16 is replaced with the following:

On January 25, 2011, Mr. Kuck contacted Mr. Haber to advise him of certain items that Parent had uncovered during its due diligence review of the Company, and that Parent was seeking to reduce the proposed per Share purchase price being offered by Parent to acquire the Company. Later that day, Messrs. Haber and Buther had a conference call with Messrs. Kuck, McCabe, Juneja and Bowerman to review the Company’s 2011 budget. Still later that day, Messrs. Kuck and Blackford had a telephone call with Mr. Haber at the conclusion of which Parent proposed that, as a result of Parent’s evaluation of certain of the Company’s contingent liabilities, the purchase price be reduced to $8.46 per Share. On the same date, Mr. Haber received a revised proposed Tender and Voting Agreement.

The paragraph describing the “go-shop” period, immediately prior to the paragraph describing the events of February 9, 2011 on page 18 is replaced with the following:

Pursuant to the terms of the Merger Agreement, the Company had a 21-day “go shop” period, during which it could, with assistance from its financial advisor, solicit competing offers. The

Company Board considered that a 21 day go-shop period would be sufficient to provide potential acquirers adequate time to evaluate the Company and present a competing bid, especially since the Company had established an electronic data room which contained key documents needed to diligently review the status of the Company and its operations. Commencing on February 7, 2011, the Company and its financial advisor contacted 16 potential strategic and financial investors to apprise them of the events and solicit their interest in making a competing bid. These parties had been previously screened by the Company Board and GCA in an attempt to identify the most likely potential investors. Of the 16 potential investors, three were strategic or financial parties previously described in this section of the Schedule 14D-9 entitled “Background of the Offer”. GCA also contacted five investment bankers with experience in health care services to apprise them of the transaction and encourage them to approach other potential interested parties.

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of the Company’s Financial Advisor — Selected Publicly Traded Companies Analysis” beginning on page 26 with the following:

GCA reviewed publicly available financial information for the twelve selected publicly traded healthcare services companies in the chart below:

		Price
		Day	52 Week		Market		Price/	TEV/ TTM		Diluted	EBITDA
(US$ in millions, except per share values)		Close	Low	High	Cap.	TEV	BV	Revenue	EBITDA	Hist. P/E	Margin
Alliance Healthcare Services, Inc.	NYSE:AIQ	$4.16	$3.32	$5.98	$219.7	$784.2	7.6x	1.7x	5.2x	NM	31.1%
Clarient, Inc.(1)	NasdaqCM: CLRT	3.74	1.88	3.80	328.1	357.2	5.1x	3.2x	54.3x	1451.9x	6.0%
Conmed Healthcare Management, Inc.	AMEX: CONM	3.32	2.73	3.70	42.6	29.6	2.4x	0.5x	8.9x	21.2x	5.6%
Genoptix, Inc.	NasdaqGS:GXDX	24.95	13.51	39.00	441.4	302.8	2.1x	1.5x	6.4x	20.0x	23.9%
HealthTronics, Inc.(2),(3)	Nasdaq: HTRN	3.56	2.61	4.11	162.3	201.5	0.8x	1.1x	9.9x	NM	42.1%
Hill-Rom Holdings, Inc.	NYSE:HRC	40.45	23.11	44.00	2,552.4	2,528.3	3.6x	1.7x	9.1x	18.7x	19.0%
Kinetic Concepts Inc.	NYSE:KCI	45.67	31.84	53.01	3,286.3	4,163.5	2.3x	2.0x	6.6x	13.2x	29.9%
NovaMed Inc.	NasdaqGS:NOVA	13.14	7.71	16.50	104.5	218.2	1.1x	1.4x	5.2x	16.2x	27.2%
Palomar Medical Technologies Inc.	NasdaqGS:PMTI	15.15	8.56	15.78	281.4	202.8	2.0x	3.2x	NM	NM	-14.2%
RadNet, Inc.	NasdaqGM:RDNT	3.50	1.80	4.20	129.4	622.9	NM	1.2x	6.3x	NM	17.2%
Solta Medical, Inc.	NasdaqGS:SLTM	2.69	1.49	3.26	160.3	135.0	1.4x	1.3x	33.6x	NM	4.0%
ZOLL Medical Corp.	NasdaqGS:ZOLL	41.41	23.07	45.31	896.7	825.6	2.9x	1.9x	15.2x	45.2x	12.3%

					Mean		2.8x	1.7x	14.6x	226.6x	17.0%
					Median		2.3x	1.6x	8.9x	20.0x	18.1%
					High		7.6x	3.2x	54.3x	1451.9x	42.1%
					Low		0.8x	0.5x	5.2x	13.2x	-14.2%

Emergent Group, Inc.	AMEX:LZR	6.20	4.71	8.96	42.77	39.63	3.8x	1.3x	5.8x	13.9x	35.0%

(1)          Clarient, Inc. data as of 10/21/10, the day prior to the announced tender offer by GE Healthcare Ltd.

(2)          HealthTronics, Inc. data as of 5/4/10, the day prior to the announced tender offer from Endo Pharmaceuticals Holdings, Inc.

(3)          HealthTronics, Inc. EBITDA is adjusted to reflect minority interests.

Although none of the selected companies is directly comparable to the Company, the companies were included because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company. GCA reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on February 1, 2011, plus debt, less non-controlling interest, cash, cash equivalents and short-term investments, as a multiple of latest twelve months estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted to exclude non-cash stock-based compensation and non-controlling interest expense and to include equity earnings in unconsolidated affiliates, referred to as adjusted EBITDA.

GCA then applied a range of selected adjusted EBITDA multiples derived from the selected companies, based on the mean and median multiples in the table above, to corresponding data of the Company. This analysis indicated the following implied per share equity reference range for the Company, as compared to the $6.20 per Share price of the Company on February 1, 2011:

Enterprise Value as a multiple of:	Mean/Median	Implied Value ($MM)
LTM Revenue	1.6x - 1.7x	47.7 - 51.6
LTM EBITDA	8.9x - 14.6x	71.2 -116.7
Book Value	2.3x - 2.8x	22.5 - 27.6
Price/Earnings Ratio	20.0x

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of the Company’s Financial Advisor — Selected M&A Transactions Analysis” beginning on page 26 with the following:

GCA reviewed, to the extent publicly available, financial information relating to a universe of nine healthcare transactions from 2005 to the present where data was publicly available with transactions values ranging from $18 million to $1.6 billion involving companies in the healthcare services industry:

(US$ in millions)

Transaction				TEV/
Close Date	Value	TEV	Target	Revenue	EBITDA	EV/BV
12/21/10	$598	$585	Clarient, Inc.	5.3x	88.9x	25.7x
7/9/10	309	304	HealthTronics, Inc.	1.6x	14.9x	1.7x
1/5/10	55	27	Candela Corporation	0.2x	NM	0.7x
7/21/09	18	16	Endocare, Inc.	0.5x	NM	NA
10/28/08	1,594	1,573	Apria Healthcare Group Inc.	0.9x	5.3x	1.7x
11/9/07	151	181	WaveLight AG	1.7x	17.6x	4.3x
5/31/07	712	710	Universal Hospital Services Inc.	3.1x	8.9x	NA
7/19/06	718	684	Laserscope	5.2x	28.5x	7.8x
Announced	1,300	1,300	Kinray, Inc.	0.4x	NM	NA

			Mean	1.7x	15.0x	3.2x
			Median	1.2x	14.9x	1.7x
			High	5.2x	28.5x	7.8x
			Low	0.2x	5.3x	0.7x

(Clarient, Inc. acquisition excluded from multiple calculations given the outlier nature of the transaction)

GCA reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction,

as a multiple of the target company’s latest 12 months adjusted EBITDA. GCA then applied a range of selected latest 12 months adjusted EBITDA multiples derived from the selected transactions, based on the mean and median multiples in the table above, to the Company’s latest 12 months adjusted EBITDA. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

Selected Transactions
Total Enterprise Value as a multiple of:	Mean/Median	Value ($MM)
LTM Revenues	1.2x - 1.7x	37.1 - 50.6
LTM EBITDA	14.9x - 15.0x	118.9 - 120.1
Book Value	1.7x - 3.2x	16.8 - 31.6

Selected Transactions
% Premium Paid-to-Stock Price:	Mean/Median	Value ($MM)
1 Day Prior	44.8% - 53.3%	66.5 - 70.2
1 Month Prior	51.5% - 78.2%	69.4 - 81.2

Source:  comparable data obtained from Capital IQ on 2/1/11.

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of the Company’s Financial Advisor — Illustrative Discounted Cash Flow Analysis” beginning on page 27 with the following:

GCA performed an illustrative discounted cash flow analysis based on the Company’s 2011 budget as expanded to 2015 by GCA, based on growth and margin assumptions provided by management, to calculate the estimated present value (as of January 1, 2011) of the standalone, unlevered, after-tax free cash flows of the Company, assuming a normalized tax rate of 40%. The terminal value of the Company was estimated by applying a selected range of exit multiples to fiscal year 2015 projected EBITDA (ranging from 6.0x—8.0x 2015E EBITDA). The range represents levels typically paid by private equity firms in acquisitions and includes the multiple indicated by the proposed transaction. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 11.0% to 13.0%, which was based on the weighted average cost of capital given the Company’s capitalization and other attributes, such as size. This analysis indicated the following implied per share equity reference range for the Company, as compared to the $8.46 per Share consideration:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$7.12 - $9.62	$8.46

Item 4(b) of the Schedule 14D-9 is hereby further amended and supplemented by replacing the section under the heading “Opinion of the Company’s Financial Advisor — Miscellaneous” beginning on page 27 with the following:

GCA has not previously provided investment banking services to the Company, Parent, or any of their respective affiliates, nor has GCA traded in the securities of the Company or Parent in the course of its business. GCA prepared the above analyses for the purpose of providing a fairness opinion to the Company Board. GCA did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

GCA’s opinion and analyses were only one of many factors taken into consideration by the Company Board in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the $8.46 per Share consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair.

For a description of the terms of GCA’s engagement as the Company’s financial advisor, see Annex B and Item 5 below.

Item 8.  Additional Information

“Certain Litigation” under Item 8 of the Schedule 14D-9 is hereby revised and restated in its entirety to read as follows:

Stockholder Litigation.  Since February 22, 2011, three putative shareholder class action complaints challenging the transactions contemplated by the Merger Agreement were filed on behalf of three separate plaintiffs (collectively, the “Plaintiffs”) in the Superior Court of the State of California in the County of Los Angeles against the Company, Parent, Purchaser and the individual members of the Company Board (collectively, the “Defendants”). The complaints allege, among other things, that the members of the Company Board breached their fiduciary duties owed to the public shareholders of the Company by attempting to sell the Company by means of an unfair process with preclusive deal protection devices at an unfair price of $8.46 in cash per Share and by entering into the Merger Agreement, approving the Offer and the proposed Merger, engaging in self dealing and failing to take steps to maximize the value of the Company to its public shareholders. The complaints further allege that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that certain provisions of the Merger Agreement unduly restrict the Company’s ability to negotiate with rival bidders. The complaints seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the Defendants from consummating the Merger and other forms of equitable relief. On March 10, 2011, the Plaintiffs and Defendants (collectively, the “Parties”) executed a stipulation to consolidate the three lawsuits, and on March 22, 2011, the Court ordered the consolidation of the lawsuits for all purposes, including pre-trial proceedings into Lead Case No. BC-455715 and renamed the consolidated action “In re Emergent Group Inc. Shareholder Litigation.”

On March 24, 2011, a memorandum of understanding regarding settlement of the consolidated action (the “MOU”) was agreed to by the Parties. While the Defendants deny the allegations made in the complaints, they have agreed to enter into the MOU to avoid the costs and disruptions of any further litigation and to permit the timely consummation of the Offer and the Merger. The MOU, which is filed as an exhibit to the Schedule 14D-9, describes the terms that the Parties agree to include in the final settlement agreement concerning the action (the “Settlement Agreement”), and describes the actions that the Parties will take or refrain from taking between the date of the MOU and the date that the Settlement Agreement is finally approved.

The MOU, among other things, provides that the Company will amend the Schedule 14D-9 to include certain supplemental disclosures. The MOU also provides that the Settlement Agreement will require the Parties to seek an order enjoining all proceedings in connection with the consolidated action complaints and any additional actions alleging claims that are released pursuant to the Settlement Agreement. In addition, the MOU provides that the Settlement Agreement will include a release by the Plaintiffs and the settlement class in favor of the Defendants and their related parties from any claims that arose pursuant to or are related to the Offer or the Merger. The Defendants have agreed that the Company or its successor or their respective insurers will pay the Plaintiffs’ attorneys’

fees and expenses as are awarded by the court not to exceed $225,000, subject to court approval of the Settlement Agreement and the consummation of the Offer and the Merger.

The Defendants deny all liability with respect to the facts and claims alleged in the consolidated action complaints, and specifically deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, the Defendants considered it desirable that the action be settled primarily to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to fully and finally resolve all of the claims that were or could have been brought in the action being settled. In addition, the Company desired to provide additional information to its stockholders at a time and in a manner that would not cause any delay of the Offer or the Merger. Certain of the disclosures set forth in this Amendment to Schedule 14D-9 are being provided as a result of the MOU. The summary of the MOU is qualified in its entirety by reference to the MOU, which is filed herewith as Exhibit (a)(5)(L).

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(L)

Memorandum of Understanding, dated March 24, 2011, between Robbins Umeda LLP, as lead counsel for Plaintiffs, and Paul, Hastings, Janofsky & Walker LLP, as counsel for Defendants Emergent Group Inc., and specially appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman and K. Deane Read, Jr., and Dorsey & Whitney LLP, as counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO (Amendment No. 3) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 25, 2011).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EMERGENT GROUP INC.

By:	/S/ BRUCE J. HABER
Name:	Bruce J. Haber
Title:	Chief Executive Officer

Dated: March 25, 2011

Exhibits.

The following exhibits are filed with this Statement or incorporated by reference:

Exhibit No.	Description
(a)(1)(A)

Offer to Purchase dated March 2, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(C)	Information Statement of Emergent Group Inc., dated as of March 2, 2011 (included as Annex A to this Schedule 14D-9).*

(a)(1)(D)

Press release of Emergent Group Inc., dated February 7, 2011 (incorporated by reference to Exhibit 99.1 to Emergent Group Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2011).

(a)(1)(E)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(F)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(1)(G)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).

(a)(5)(A)

Email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(B)

FAQ email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(C)

Transcript of pre-recorded audio announcement by Bruce J. Haber, Chief Executive Officer and a presentation that accompanied such message to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(a)(5)(D)

Transcript of conference call with Emergent Group Inc. Employees commencing at 5:45PM on February 8, 2011(incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 8, 2011).

(a)(5)(E)

Transcript of conference call with Emergent Group Inc. Employees commencing at 8:45PM on February 9, 2011(incorporated by reference to Emergent Group Inc.’s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 9, 2011).

(a)(5)(F)

Complaint filed on February 22, 2011 by Brian McManus in the Superior Court of the State of California, County of Los Angeles, Case No. BC455715 (incorporated by reference to Exhibit (a)(5)(f) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(a)(5)(H)

Form of summary advertisement, as published in The New York Times on March 2, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(a)(5)(I)	Opinion of G. C. Andersen Partners LLC dated February 6, 2011 (included as Annex B to this Schedule 14D-9).*

(a)(5)(J)

Complaint filed by Bryan Lamb, individually and on behalf of others similarly situated, on February 28, 2011 in the Superior Court of the State of California, County of Los Angeles, Case No. BC456216 (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO (Amendment No. 1) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 3, 2011.)

(a)(5)(K)

Complaint filed by Leena Dave, individually and on behalf of all others similarly situated, on March 2, 2011 in the Superior Court of the State of California, County of Los Angeles (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO (Amendment No.2) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 9, 2011.)

(a)(5)(L)

Memorandum of Understanding, dated March 24, 2011, between Robbins Umeda LLP, as lead counsel for Plaintiffs, and Paul, Hastings, Janofsky & Walker LLP, as counsel for Defendants Emergent Group Inc., and specially appearing Defendants Bruce J. Haber, Mark Waldron, Howard Waltman and K. Deane Read, Jr., and Dorsey & Whitney LLP, as counsel for Defendants Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO (Amendment No. 3) filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 25, 2011).

(e)(1)

Agreement and Plan of Merger, dated February 6, 2011, among Emergent Group Inc., Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(A)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the

Securities and Exchange Commission on February 7, 2011).

(e)(2)(B)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(C)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(D)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(E)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(F)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(G)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(2)(H)

Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 of Emergent Group Inc.’s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

(e)(3)

Non disclosure Agreement, dated October 26, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(e)(4)(A)

Exclusivity Agreement, dated December 22, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

(e)(4)(B)	Extension to Exclusivity Agreement, dated January 27, 2011, between Emergent Group Inc.

and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

*Previously filed with Schedule 14D-9